Exhibit 15.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Qiao Xing Mobile Communication Co., Ltd.:
We consent to the incorporation by reference in the registration statement (No. 333-147177) on Form S-8 of Qiao Xing Mobile Communication Co., Ltd. of our report dated June 25, 2008, except for Note 2(v), which is as of June 30, 2010 with respect to the consolidated statements of operations, comprehensive income, cash flows and equity of Qiao Xing Mobile Communication Co., Ltd. for the year ended December 31, 2007, which report appears in the December 31, 2009 annual report on Form 20-F of Qiao Xing Mobile Communication Co., Ltd.
Our report contains explanatory paragraphs that state that 1) Qiao Xing Universal Telephone, Inc. (“Xing”) acquired the remaining 20% equity interest of the Company on November 30, 2006, resulting in the Company becoming wholly owned by Xing and accordingly the consolidated financial statements as of December 31, 2007 and, for the period from November 30, 2006 through December 31, 2006 and the year ended December 31, 2007 reflect the new basis of accounting arising from the transaction, and that upon completion of the Company’s initial public offering in May 2007 and conversion of the senior convertible notes issued by Xing into the Company’s ordinary shares previously held by Xing, the Company ceased to be a wholly-owned subsidiary of Xing; and 2) in 2009 the Company retrospectively changed its method of accounting for noncontrolling interests due to the adoption of Statement of Financial Accounting Standards No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51” (included in Financial Accounting Standards Board Accounting Standards Codification Topic 810 Consolidation).
/s/ KPMG
Hong Kong,China
June 30, 2010